March 13, 2009
VIA TELEFAX AND UPS OVERNIGHT
Ms. Linda van Doorn
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities
     and Exchange Commission
100 F. St. Street, NE
Washington, DC 20549

Re:	Sunair Services Corporation Form 10-K for the year ended September 30, 2007 Filed 01/15/08 Form 10-K for the year ended September 30, 2008 Filed 01/13/09 File No. 001-04334
Dear Ms. van Doorn:
     This letter is in response to your letter to Mr. Jack Ruff, our Chief Executive Officer and President, dated February 12, 2009. Your letter requested a response from Sunair Services Corporation (“Sunair”) within ten business days, on or before February 26, 2009. However, pursuant to a phone call to Ms. Barberich we were given an extension to file no later than March 13, 2009. Attached, please find our response. Please note that the format of the response first sets out the comments from the February 12th letter and then provides Sunair’s response.
     We look forward to working with you in answering any further questions or comments that you may have with respect to our response. Should you have any questions or further comments regarding Sunair’s response, please contact the undersigned at (561) 208-7400 or at the address appearing above.

Very truly yours,
/s/ Edward M. Carriero, Jr.
Edward M. Carriero, Jr.
Chief Financial Officer

cc: Jack Ruff, CEO

Ms. Linda van Doorn
March 13, 2009

Note 1 — Business Activity and Summary of Significant Accounting Policies, page 35
1.     We note your response to comment 3. You told us that you used 3 different methods to value your Middleton reporting unit as of September 30, 2008: the income approach, market capitalization approach, and the similar transactions method. Please provide us with the following additional information:
Income Approach
•	Based on your response and your disclosure on age 23 of your 2008 Form 10-K, it appears that you only used one cash flow scenario rather than several weighted cash flow scenarios. Due to the recent downward trend in economic conditions, please tell us what consideration you gave to probability weighting several cash flows scenarios since the range of potential outcomes has most likely widened. It appears that you may not have appropriately considered the risk associated with achieving your estimated cash flows in your analysis. Please explain.

•	We note that over the past 3 years since the Middleton acquisition in June 2005, you have grown your business through a series of smaller acquisitions; however, you disclose on page 6 of your 2008 Form 10-K that in 2009 you intend to focus on your organic growth of your Middleton business, rather than making more acquisitions. Please tell us how this change in strategy affected your cash flow assumptions.
Market Capitalization Approach
•	You state in your response that you gave the market capitalization approach the least weight since you do not believe that your stock price is indicative of the value of your company because your stock is thinly traded. Please provide us with a reconciliation and a more detailed discussion comparing your estimated fair value of the Middleton reporting unit and your reporting unit book value to your market capitalization. Please compare your decline in market capitalization to industry averages and your competitors and tell us whether the decline in your market capitalization has continued subsequent to September 30, 2008.
     Similar Transactions Approach
•	You disclose that you considered your own acquisitions in determining the fair value of the Middleton reporting unit. Please tell us why you believe that this was appropriate and more specifically how you came up with the amount of $78,646,963. It does appear that any of the acquisitions that you made over the last two years are close in size or scope to your reporting unit and thus not comparable. Furthermore, tell us how you considered the relevance of the acquisition data from the last two years in light of the fact that market conditions have drastically changed over that time period.

Ms. Linda van Doorn
March 13, 2009

Company Response: The Company supplementally advises the Staff the following:
Income Approach
The income approach is based on a discounted cash flow model which relies on a number of factors, including operating results, business plans, economic projections and anticipated future cash flows. This approach was given the most weight as we believe this approach is most indicative of the enterprise value of the company. We used the discounted cash flow (“DCF”) method under the income approach. The DCF method begins with an estimate of pro-forma annual cash flows that a prudent equity investor would expect the subject operations to generate over a period of time. In performing our valuation, we prepared projections for the 5-year period ending September 30, 2013. The preparation of the company’s projections carefully and conservatively considered the growth rates and profit margins that we believed were achievable in the current economic environment and resulted in the development of the cash flow scenario that was used in the DCF analysis. While we did not develop various cash flow scenarios which were weighted what we did do was prepare and consider a number of different revenue growth and profitability analyses and projections. The projections took into consideration the recent downward trend in economic conditions. We selected the model deemed to be the most probable and the most achievable under the current economic circumstances. This model was given a 100% weighting and used to develop the cash flow scenario used in the DCF model.
We believe that we have considered the risk in the preparation of our projections and cash flow models. We evaluated actual results through our first quarter ended December 31, 2008 and we were 42% ahead of our projected EBITDA for the same period and 143% ahead of historical EBITDA for the same period in our fiscal 2008. Based on these results we believe that we have conservatively considered and weighted all of the internal and external factors and risks in building our 2009 projections and related cash flows.
Our cash flow assumptions that were used in the valuation of our reporting unit were built on the assumption that we would grow our revenues and profits organically. We have not had a change in our strategy but rather we have chosen to focus on organic growth and have not included acquisitions in our projections because of the current status of the credit crunch and the financial markets. Because of the credit and liquidity difficulties that we may have with executing acquisitions our 5-year projections do not reflect acquisition activity but rather were built utilizing calculated percentage growth in revenue that is derived from organic growth. Should we come across smaller acquisitions that are a good fit and are attractive from a credit and liquidity perspective then we would consider them. We are not in pursuit of these opportunities right now.

Ms. Linda van Doorn
March 13, 2009

Market Capitalization Approach
For the market capitalization approach we gave consideration to the Company’s market capitalization which as of September 30, 2008 was $26.6 million (stock price of $2.03 multiplied by 13,091,088 shares outstanding). We believe that the Company’s market capitalization is significantly understated due to various factors, including but not limited to, the Company’s thin trading volume and general stock market condition for small cap companies. However, in our industry, market capitalization is not the method that is commonly used by buyers or investors to value companies. Potential buyers and investors focus on either multiples of revenue or EBITDA of the target company to arrive at an enterprise value for a company. Interested investors and buyers are looking at companies such as ours for the recurring cash flow. The market capitalization approach is a model that we believe is not indicative of our fair value as this is not a valuation model that is used in our industry for acquisition purposes. Therefore, we applied a low weighting factor to this approach in our valuation model.
Further evidence that market capitalization is not an appropriate model to use is the arms length all cash offer that we received in September 2008 of $3.00 per share plus the assumption of certain Company’s liabilities which would increase the offer to $4.39 per share. This $4.39 recent offer indicates an estimated fair value of the Company’s equity to be approximately $57.5 million (offer price of $4.39 multiplied by 13,091,088 shares outstanding). We refused the offer as we believed it was below the market value of the Company’s projected cash flow. Expressed in terms of a multiple of revenue, this offer represented a 1x multiple of revenue, which was about $56.6 million in 2008. Expressed in terms of EBITDA, this offer represented 11x EBITDA, which was about $5.3 million in 2008.
Thus, we have the following values to consider regarding the Middleton Reporting Unit as of September 30, 2008:

Market value based on stock price	$26.6 million
Fair value based on arms length offer	$57.5 million
Book value	$63.6 million
Fair value based on enterprise valuation	$82.2 million

Ms. Linda van Doorn
March 13, 2009

It should be noted that there is not a significant difference between the fair value of the reporting unit based on the arms length offer we received and the book value of the reporting unit at September 30, 2008. So it is not unreasonable or unrealistic to conclude that the fair value of the reporting unit is somewhere between the book value and the fair value based on the enterprise valuation. There is no comparable data that we can find in our industry that focuses on multiple of revenues or EBITDA, however, as indicated below in the similar transactions section of this response, we did acquire a number of companies over a period of several years with an average price to revenues of 1.4x. Additionally, one factor that we believe allows us to command a premium price is the location of our company. We are located in the State of Florida, the premier pest control market in the United States. Based on the above analysis and discussion we continue to believe that we have passed Step 1 of the FASB 142 impairment analysis and therefore we believe that our goodwill has not been impaired as of September 30, 2008.
In addressing your comment regarding industry averages and competitors we looked at the market capitalization of our only competitor that is publicly held (Rollins Inc.) and therefore the financial information is readily available. Rollins Inc. is the only publicly held company that closely resembles our business model but on a much larger scale. We looked at Rollins’ market capitalization from 1/1/08 through 9/30/08 and noted a 0.9% decrease in market capitalization over this period of time. We looked at our market capitalization from 1/1/08 through 9/30/08 and noted a 7.3% decrease in market capitalization. Compared to other stocks, the economic financial indicators, the DJIA and the S&P 500, the reduction of market capitalization is slightly higher for Sunair as compared to Rollins but much lower compared to the decreases in the economic indexes of the DJIA and the S&P 500. Over this same period the DJIA index decreased 18.2% and the S&P 500 index decreased 20.6%. Subsequent to 9/30/08 through 12/31/08 our market capitalization decreased another 16.3% compared to a decrease in the DJIA index of 19.1% and the S&P 500 of 22.6% over this same period. Based on this comparison, we believe that our stock price has been artificially decreased as a result of overall market and industry conditions, and for this reason, we reiterate that our current market capitalization is not an appropriate measure to be used in the business enterprise valuation model.
Similar Transactions Approach
The similar transactions method is a market approach methodology in which the fair value of a business is estimated by analyzing the prices at which companies similar to the subject, which are used as guidelines, have sold in controlling interest transactions (mergers and acquisitions). Specific information and prices analyzed were the acquisitions that we completed over the last two years as well as the receipt of an unsolicited offer from a third party to purchase our stock and acquire our debt which we rejected as we believed the offer was considerably below fair value. The similar transactions market approach is difficult to apply as there are none to very few similar companies from which comparisons can be derived. Because of these limitations and lack of comparable data we applied a 5% weighting factor to the unsolicited offer and a 5% weighting factor to comparable size transactions.

Ms. Linda van Doorn
March 13, 2009

The Company has acquired 11 companies between June 2005 and October 2007 with a range of price to revenues of 0.9x to 1.6x with an average price to revenues of 1.4x. This average would indicate an estimate fair value of the Company’s equity to be $78.6 million.
Since there were no significant guideline companies or transactions in the same industry as the Company, we have only used data related to our own acquisitions. This was the only data that we had to use for this analysis. We believe that these multiples may still be in line because these companies are much smaller in size and thus the multiples tend to not fluctuate as widely. We also understand that some of these acquisitions over the past two years are substantially smaller when compared to our reporting unit, thus the reason that we chose to only apply a 5% weighting factor for this reason.
We also provide to the Staff the following statements made by the Company:
•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.